333 S. Wabash Ave. Chicago IL 60604	John F. Corcoran Senior Vice President Chief Financial Officer Telephone 312-822-1371 Facsimile 312-817-1759 Internet john.corcoran@cnasurety.com
May 14, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CNA Surety Corporation (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on February 17, 2009 Schedule 14A Filed on March 19, 2009 File No. 001-13277
VIA EDGAR AND FACSIMILE TRANSMISSION
Dear Mr. Rosenberg:
This letter is in response to the comments set forth in your letter dated April 23, 2009 (the “Comment Letter”) and is organized by reference to the applicable numbers used in the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our respective responses.
Form 10-K for the Year Ended December 31, 2008
Item 1. Business
Property and Casualty Claim and Claim Adjustment Expenses, page 9
1.	Please revise your loss reserve development table to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserves and the gross re-estimated reserve) for each year presented.

Mr. Jim B. Rosenberg
May 14, 2009

Company Response
Beginning with the Form 10-K filing for 2009, we will include the cumulative deficiency (redundancy) on a gross basis for each year presented as requested.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Reserves for Unpaid Losses and Loss Adjustment Expenses and Reinsurance, page 18
2.	You disclose that you intend to change the timing of the comprehensive actuarial review performed to establish loss reserve estimates beginning in 2009. Please tell us whether or not you consider this to be a change in accounting principle and the rationale for your conclusion.
Company Response
Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“SFAS 154”) defines a change in accounting principle as a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle.
As disclosed in the Critical Accounting Policies section of Item 7., the Company accrues liabilities for unpaid losses and loss adjustment expenses (“LAE”) under its surety and property and casualty insurance contracts based upon estimates of the ultimate amounts payable under the contracts related to losses occurring on or before the balance sheet date.
As further disclosed, the Company employs a variety of actuarial methodologies as the primary tool in developing its estimate of the unpaid loss and LAE liabilities. For 2008 and prior years, the Company performed a comprehensive actuarial review in the third quarter of each year based on data as of June 30th. An update of that review was then performed using data as of December 31st. The output of this update is the primary tool used by the Company to develop the December 31st estimate of the unpaid loss and LAE liabilities. In between these analyses, management monitors the level of claim activity against benchmarks of expected claim activity prepared in connection with the actuarial reviews. As noted in your comment, the Company disclosed that it intends to change the timing of the comprehensive review to use data as of September 30th. This review will continue to be updated using data as of December 31st, and this update will continue to be the primary tool used by the Company to establish the December 31st estimate of the unpaid loss and LAE liabilities.

Mr. Jim B. Rosenberg
May 14, 2009

The Company does not consider this timing change as a change in accounting principle for the following reasons:
•	The Company will continue to accrue its liabilities for unpaid losses and LAE under its surety and property and casualty insurance contracts based upon estimates of the ultimate amounts payable under the contracts related to losses occurring on or before the balance sheet date.

•	There is no change in the method of applying an accounting principle.

•	The change to the timing of the comprehensive actuarial analysis will not change the actuarial methods used in the analysis.

•	The Company will continue to rely on the output of the update to the comprehensive review using data as of December 31st as the primary tool used to establish the December 31st estimate of the unpaid loss and LAE liabilities. To establish the estimated liabilities for interim periods, the Company will continue to monitor claim activity against benchmarks of expected claim activity prepared in connection with the actuarial reviews.
The Company believes that the estimation process will be enhanced by including three months of additional data in the comprehensive review and reducing the data subject to the update of the comprehensive review. The Company disclosed the prospective timing change in order to provide more complete disclosure related to its reserve estimation process, not to suggest that the timing change constituted a change in accounting principle.
Liquidity and Capital Resources, page 31
3.	Please tell us whether you have any off-balance sheet arrangements, as defined by Item 303 of Regulation S-K. If so, please provide the disclosures required by Item 303(a) (4).
Company Response
The Company does not have any material off-balance sheet arrangements as defined by Item 303 of Regulation S-K.
Financial Condition
Investment Portfolio, page 34
4.	Please revise your tabular disclosures on Page 35, 37 and 59 to present the amounts of the securities in your investment portfolio that are guaranteed by third parties along with the credit rating, with and without the guarantee. For split ratings include the ratings provided by both rating companies instead of disclosing the higher of the two ratings.
Company Response
As disclosed on page 38 of our 2008 Form 10-K, a significant amount of the Company’s municipal bond holdings are guaranteed by third parties. However, due to various ratings downgrades of several of these third party guarantors and the strong underlying credit of

Mr. Jim B. Rosenberg
May 14, 2009

the Company’s guaranteed holdings, the extent of the ratings enhancement provided by the guarantees is limited. As such, we believe that this issue would be best addressed through narrative disclosure.
Beginning with the Form 10-Q filing for the second quarter of 2009, we will add additional narrative disclosure substantially consistent with the following, subject to the actual facts and circumstances at those times:
     As of December 31, 2008, $384.2 million of the Company’s investments were guaranteed by one of three of the major bond insurers. Approximately 99% of these insured securities were municipal bonds. The ratings on these securities reflect the higher of the underlying rating of the issuer or the insurer’s rating. Since two of these bond insurers were downgraded in 2008, the underlying ratings of most of the bonds that are guaranteed by these two bond insurers are equal to or higher than the ratings of the bond insurers. The ratings of these two bond insurers remain higher than the underlying bond rating on $10.5 million of bonds. The underlying ratings for these bonds are all “A”. The third bond insurer is rated AAA/Aa3 and guarantees $99.7 million of the Company’s securities, of which $89.8 million of securities reflect credit rating enhancement due to the guarantee. The underlying ratings of the enhanced securities are $62.4 million “AA”, $18.2 million “A” and $9.2 million “BBB”.
Regarding the presentation of split ratings, we will establish and disclose a rating hierarchy that would give preference to the Standard and Poor’s (“S&P”) rating. For all securities that have an S&P rating, that rating would be used for classification. If a security does not have an S&P rating, the Moody’s Investor Services (“Moody’s”) rating would be used. If a security does not have an S&P or Moody’s rating, we will use another agency’s rating or an internally developed rating. At December 31, 2008, all of our fixed income securities were rated by S&P or Moody’s. We believe that presenting both ratings could significantly complicate the tabular disclosures making them less clear to the reader.
Quantitative and Qualitative Disclosures About Market Risk, page 41
5.	You provided a sensitivity analysis that assumed hypothetical increases and decreases of 200 basis points for all your fixed income asset classes. However, credit spreads on fixed income investments do not increase or decrease by the same amounts. Please revise your sensitivity analysis disclosures to provide estimates of reasonably likely changes in interest rates for your various fixed income asset classes. Please also provide a separate sensitivity analysis for your asset and mortgage-backed investments given the different structure of these fixed-income products.
Company Response
We acknowledge that credit spreads on different fixed income securities do not increase or decrease by the same amounts. However, we do not believe we are necessarily able to determine reasonably likely changes in interest rates. Our concern has only been exacerbated by the extreme market conditions over the last year. Instead, we will add additional levels of interest rate increases to each of the asset classes. Under this

Mr. Jim B. Rosenberg
May 14, 2009

approach, we will provide sufficient information for users of the financial statements to calculate the potential change in fair value of the Company’s investments based on their own views of likely interest rate increases by asset class. As part of this analysis, we will include a separate category for asset and mortgage-backed securities.
The format of the revised disclosure, which we will begin disclosing with the Form 10-Q filing for the second quarter of 2009, is shown below.

				Hypothetical
			Estimated Fair	Percentage
		Hypothetical	Value After	Increase
	Fair Value at	Change in	Hypothetical	(Decrease) in
	December 31,	Interest Rate	Change in	Stockholders’
	2008	(bp=basis points)	Interest Rate	Equity
	(Dollars in thousands)
U.S. Government and government agencies and authorities	$74,251	200 bp increase	$
		150 bp increase
		100 bp increase
		50 bp increase
States, municipalities and political subdivisions	696,163	200 bp increase
		150 bp increase
		100 bp increase
		50 bp increase
Corporate bonds	93,476	200 bp increase
		150 bp increase
		100 bp increase
		50 bp increase
Mortgage-backed and asset-backed	170,756	200 bp increase
		150 bp increase
		100 bp increase
		50 bp increase
Total fixed income securities available-for-sale	$1,034,646	200 bp increase
		150 bp increase
		100 bp increase
		50 bp increase
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 — Significant Accounting Policies
Investments, page 51

Mr. Jim B. Rosenberg
May 14, 2009

6.	Please disclose how estimated prepayments are considered in recognizing income under the effective-yield method for your asset and mortgage-backed investments. Please refer to paragraph 19 of SFAS 91.
Company Response
Beginning with the Form 10-Q filing for the second quarter of 2009, we will include additional disclosure substantially consistent with the following:
     The amortized cost of fixed income securities is determined based on cost and the cumulative effect of amortization of premiums and accretion of discounts using the interest method. Such amortization and accretion are included in investment income.
     For mortgage-backed and asset-backed securities, the Company considers estimates of future prepayments in the calculation of the effective yield used to apply the interest method. If a difference arises between the anticipated prepayments and the actual prepayments, the Company recalculates the effective yield based on actual prepayments and the currently anticipated future prepayments. The amortized costs of such securities are adjusted to the amount that would have resulted had the recalculated effective yields been applied since the acquisition of the securities with a corresponding charge or credit to investment income. Prepayment estimates are based on the structural elements of specific securities, interest rates and generally recognized prepayment speed indices.
Note 2 — Investments, page 55
7.	You disclose that asset and mortgage-backed securities represent $171 million or 17% of your fixed income securities. You also disclosed that you recognize investment income using the effective yield method based on estimated cash flows. Please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your asset and mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.
Company Response
Consistent with our response to comment 6, we regularly monitor the actual prepayments against anticipated prepayments. As part of this process, anticipated prepayments are regularly updated and the amortized costs of the securities are adjusted per the requirements of SFAS 91. Additionally, the Company owns no securities that are subject to the accounting rules of EITF 99-20.
Furthermore, the fact that the Company typically purchases its asset and mortgage-backed securities near par value reduces the impact of changes in anticipated prepayments on amortized cost. As of December 31, 2008, the net difference between

Mr. Jim B. Rosenberg
May 14, 2009

the par value and the amortized cost of the Company’s $171 million of asset and mortgage-backed securities was $0.6 million.
While prepayments on our securities have generally slowed during 2008, we do not believe additional disclosures regarding prepayment changes are particularly meaningful given the nature of our asset and mortgage-backed securities. For example, all of the Company’s U.S. Government Agency mortgage-backed securities were in unrealized gain positions at December 31, 2008.
A number of non-agency mortgage-backed and other asset-backed securities were in unrealized loss positions at December 31, 2008. Each of these securities was carefully evaluated based on their individual structures, underlying collateral performance and level of credit enhancement available, and each was determined to be temporarily impaired.
8.	Please disclose why you have not recognized any realized or unrealized losses on your $110 million investments in U.S. Government and agencies’ collateralized mortgage obligations and mortgage pass-through securities given the exposure to residential real estate of these investments. Please also enhance the disclosures related to unrealized losses on your various asset and mortgage-backed securities to support your assertion that you will collect all of the estimated cash flows.
Company Response
At December 31, 2008, each of the Company’s U. S. Government Agency collateralized mortgage obligation and mortgage pass-through securities was in an unrealized gain position as illustrated in the table on page 55. Given this, we do not believe that additional disclosure is warranted.
Regarding the other asset-backed and mortgage-backed securities that were in an unrealized loss position at December 31, 2008, we will include additional disclosures in future filings, beginning with the Form 10-Q filing for the second quarter of 2009, substantially similar to the following, subject to the actual facts and circumstances at those times:
     The Company believes that the unrealized losses are primarily due to credit spread widening, and to a lesser extent, market illiquidity and certain asset classes being out of favor with investors.
     The Company’s non-agency collateralized mortgage obligations are comprised of seven commercial mortgage-backed securities that each are in an unrealized loss position ranging from 9% to 20% of the security’s amortized cost. The Company believes that these securities will recover in value based on the current performance of the underlying collateral, the senior or super-senior position of each of the holdings and the amount of credit support available to our holdings. The Company’s other asset-backed holdings include securities collateralized by sub-prime home loans, consumer credit card receivables and auto loans, some of which are sub-prime, and utility rate-reduction bonds. These holdings are in unrealized loss positions ranging from 1% to 51% of the security’s amortized cost. The Company believes that these

Mr. Jim B. Rosenberg
May 14, 2009

securities will recover in value based on the current performance of the underlying collateral and the amount of credit support available to our holdings.
     The Company believes that all of the securities in an unrealized loss position will recover in value and does not intend to sell any of these securities.
Item 15. Exhibits and Financial Statement Schedules, page 91
9.	We note that you entered into an Administrative Services Agreement with Continental Casualty Company which allows the company to purchase and/or have access to certain services provided by CNA Financial Corporation. Please file this related party agreement as an exhibit to your Form 10-K. If you do not believe that this agreement is required to be filed as exhibit, please provide us with your analysis in support of this position.
Company Response
In the Form 10-Q filing for the second quarter of 2009, we will file this agreement as an exhibit.
10.	We note that you have entered into an excess of loss agreement with one of your affiliates, the First Insurance Company of Hawaii, Ltd. and its subsidiaries. Please file this related party agreement as an exhibit to your Form 10-K. If you do not believe that this agreement is required to be filed as exhibit, please provide us with your analysis in support of this position.
Company Response
As noted in our disclosure, the premiums assumed from the First Insurance Company of Hawaii and its subsidiaries were $0.2 million in 2008 and $0.1 million in 2007. Given this small amount of premium, we do not believe that this reinsurance contract is material and thus filing of the agreement is not warranted.
DEF14A
Compensation Discussion and Analysis
Setting Compensation — Benchmarking, page 9
11.	We note that the company relies on several surveys to benchmark the compensation of its NEOs against the compensation of similarly-positioned executives at other companies. Based on your disclosure, it is unclear how you use other companies’ compensation information to benchmark the compensation of your NEOs. Please

Mr. Jim B. Rosenberg
May 14, 2009

revise your disclosure to elaborate on how comparative compensation data is used to determine the compensation to be provided for your NEOs.
Company Response
We will incorporate the following language into our future CD&A disclosures with the understanding that this language may need to be adapted to address any changes in the referenced surveys:
     CNA Surety is in a unique business situation in that it is the only publicly held surety company. All of the Company’s competitors are either privately held or are business units of a larger publicly held insurance company. Thus, there are no direct competitors who have CEOs and an executive team with public company responsibilities. Additionally, surety business units within larger public companies typically do not have dedicated finance, information technology and administrative executives. Because there are no comparable publicly held companies to use for benchmarking purposes, the Company utilizes data collected from an industry survey and broader property and casualty and financial industry surveys. Those are discussed in more detail below.
     Surety & Fidelity Association of America Salary Survey: This survey is conducted annually and includes approximately 25 surety and fidelity organizations. The positions and data that we use for benchmarking NEO positions include Top/Chief Bonding Officer, Top Underwriting Officer and Top Field Management Officer. In regards to this survey, we look at the range of 50th — 75th percentile to take into consideration the public company component as well as the size of the Company’s surety writings compared to other surety operations reflected in the survey.
     P&C/Financial Salary Surveys: As noted, there are several surveys conducted by consulting companies for the Property & Casualty and Finance industries that the Committee reviews. As noted, there is a wide range of companies and thus we determine an appropriate benchmark based on the premium size or asset size of the companies that are included in the survey. For the surveys that include companies with less than $2 billion of direct written premium, we use the 50th percentile. For surveys that include companies with less than $25 billion of assets, we discount the midpoint because these surveys include companies of much larger size than CNA Surety. We consider this data for the Top Underwriting Executive, Chief Financial Officer, Chief Information Officer, Top Field Operations Executive and the Top Legal Executive positions.
     We believe we can determine appropriate comparative data with the industry survey and the broader insurance and financial industry data. While this data is useful to the Committee, it is intended only as a reference point when the Committee considers and determines the compensation of all NEOs. The Committee also considers the difficulty and cost of replacing an executive who may leave the Company as well as that executive’s specific skills and contribution to the Company.
Annual Cash Bonus, page 10
12.	We note your disclosure that the bonus recommendations for each NEO are based on “established performance objectives.” Please revise your disclosure to identify and describe these performance objectives. In addition, please disclose the level of achievement in comparison to the established performance objectives and include a discussion of how the level of achievement impacted your determination of the bonus compensation paid to NEOs in 2008.

Mr. Jim B. Rosenberg
May 14, 2009

Company Response
All employees of the Company have performance objectives for each calendar year which are used to determine both base pay and Annual Incentive Bonus. The Committee considers both net operating income (“NOI”) and individual performance objectives and achievements when determining the compensation of the CEO and each of the other NEOs. Future annual disclosures by the Company will include a discussion of the objectives and achievements for each NEO, including the CEO. As stated in the CD&A, NOI goals are determined by the Board and the targets must be met for there to be a pool for payments. The following is an example of the content that will be included in future disclosures concerning the individual performance objectives and achievements for each NEO:

John Welch, CEO
In addition to NOI achievement by the Company, the full Board conducts a performance assessment of the CEO based on the following criteria: Strategic Direction/Leadership, Talent Management, Drive for Results, and Relationship Building. For 2008, the Board gave Mr. Welch very favorable feedback in regards to his consistent leadership over the past five years, specifically as it relates to the Company’s financial strength.

John Corcoran, CFO
Mr. Corcoran’s primary objectives in 2008 were management of the Company’s planning, analysis and financial reporting functions, oversight of the Company’s investment portfolio and investment manager, management of the Company’s capital structure, stewardship of key relationships with banks, rating agencies and regulators and execution of technology projects specific to finance. Mr. Corcoran was commended for accomplishing the various objectives and the Committee noted Mr. Corcoran’s analytical and financial strengths and contribution to the Company’s overall positive performance.

Douglas Hinkle, CUO
Mr. Hinkle’s key objectives included NOI and loss ratio results for the Company as well as oversight of underwriting strategy and marketing to key agents and customers. The Compensation Committee recognized Mr. Hinkle’s underwriting leadership and customer relationships which are critical to the Company’s performance.

Michael Dougherty, CIO
Mr. Dougherty’s key objectives included implementing several key IT initiatives, managing the capital expense budget, creating a long-term strategy for continued improvement in business operations and maintaining system performance and stability for the Company. Mr. Dougherty received favorable reviews from the Committee especially in regards to successful execution and implementation of critical system projects including upgrades of the Company infrastructure and disaster recovery planning.

Mr. Jim B. Rosenberg
May 14, 2009

Thomas Pottle, SVP, Credit and Field Operations
Mr. Pottle’s primary objectives included meeting gross written premium, loss ratio, expense, receivable management and operational metrics goals for branch produced business. With respect to his credit responsibilities, Mr. Pottle was responsible for auditing the Company’s branch operations, managing the credit analysis function, and supporting rate filing analysis. The Committee recognized Mr. Pottle’s achievement of his various objectives as described above including management and improvement of the credit model that is critical to the Company’s underwriting process.
CNA Surety Corporation 401(k) Plan, page 14
13.	We note that you disclose the payment of an additional company contribution to your NEOs 401(k) plan in the event that certain “company-wide performance targets” are met. Please revise your disclosure to identify and describe these performance targets. In addition, please disclose the level of achievement in comparison to the established performance targets and include a discussion of how the level of achievement impacted your determination of the additional contribution made to NEO’s 401(k) plans.
Company Response
The CNA Surety 401(k) Plan has a Performance Contribution component that pays up to 2% of employees’ salaries if combined ratio targets are met. The NEOs, including the CEO, fall under the same conditions of payout as all company employees. The combined ratio target for a 2% payout in 2008 was 81% or less. The Company achieved a combined ratio of 73.2% in 2008. Thus, all employees, including the NEOs, received 2% of their salary as a contribution to their 401(k) account. The Company’s future Form DEF 14A filings will include a discussion of the targets and achievements related to the Performance Contribution for the applicable year.
Certain Relationships and Related Transactions, page 23
14.	We note that you have entered into several related party transactions and agreements. However, you do not provide disclosure in relation to the review, approval or ratification of these transactions with related persons as required under Item 404(b) of Regulation S-K. Please revise your disclosure to include this information.
Company Response
The Company’s disclosure in future Form DEF 14A filings will include specific reference to the approval or ratification action of the Company’s Audit Committee concerning all related persons transactions.
*****

Mr. Jim B. Rosenberg
May 14, 2009

As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please contact the undersigned at 312-822-1371, or via fax at 312-817-1759.
Sincerely,

/s/ John F. Corcoran John F. Corcoran Senior Vice President and Chief Financial Officer
cc. Ms. Ibolya Ignat, U.S. Securities and Exchange Commission